EXHIBIT 4.24

AMENDMENT NO. 2 TO SERVICING AGREEMENT

THIS AMENDMENT NO. 2 TO SERVICING AGREEMENT, dated as of October 24, 2014 (this “Amendment”), amends the Servicing Agreement dated as of October 2, 2007 (as amended and supplemented from time to time, the “Servicing Agreement”), by and among, BBAM AIRCRAFT MANAGEMENT LP (formerly known as Babcock & Brown Aircraft Management LLC), a Delaware limited partnership (“BBAM”), BBAM AIRCRAFT MANAGEMENT (EUROPE) LIMITED (formerly known as Babcock & Brown Aircraft Management (Europe) Limited), a company incorporated under the laws of Ireland (“BBAM (Ireland)” and together with BBAM, the “Servicer”), BABCOCK & BROWN AIR FUNDING I LIMITED, a limited liability company incorporated under the laws of Bermuda (the “Company”), and AMBAC ASSURANCE CORPORATION, a Wisconsin stock insurance company (the “Policy Provider”). Unless otherwise defined in or amended by the terms of this Amendment, capitalized terms used in this Amendment shall have the meanings assigned in the Servicing Agreement.

W I T N E S S E T H:

WHEREAS, the parties hereto have previously entered into the Servicing Agreement; and

WHEREAS, the parties hereto have agreed to amend certain provisions of the Servicing Agreement on the terms set forth herein.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1.                Amendment to Servicing Agreement.

1.01          Section 9.04(b) to the Servicing Agreement shall be replaced in its entirety with the following:

(b) The “Sales Fee” in respect of any Fee Period shall equal one and one-half percent (1.50%) of the Aggregate Gross Proceeds in respect of Dispositions of Aircraft Assets during such Fee Period. “Aggregate Gross Proceeds” for any Fee Period means the sum of the Gross Proceeds received for each Disposition of an Aircraft Asset that is an Aircraft Asset during such Fee Period. “Disposition” means, with respect to any Aircraft Asset, the sale (including pursuant to the exercise of a purchase option), total loss or other event or circumstances under which such Aircraft Asset ceases to be an Aircraft Asset. “Gross Proceeds” shall be an amount equal to the aggregate amount of cash received or to be received from time to time (whether as initial or deferred consideration) by or on behalf of the seller in connection with any Disposition of an Aircraft Asset.

1.02          Annex 1 (Insurance Guidelines) to the Servicing Agreement shall be amended as follows:

Paragraph 1. Hull and Repossession Insurance shall be replaced in its entirety with the following:

“With respect to any Aircraft Asset, hull (including hull war risk) and, when applicable, repossession insurance shall be maintained in an amount at least equal to the higher of (x) the Assumed Base Value (as defined in the Indenture) of such Aircraft or (y) 107% of the Allocable Debt Balance (as defined in the Indenture) for such Aircraft (or, in each case, the equivalent thereof from time to time if such insurance is denominated in a currency other than U.S. dollars that is freely convertible into U.S. dollars), as the same shall be calculated in writing from time to time by the Company in accordance with the Indenture, which calculation the Company shall provide to Servicer promptly after any change in any such Allocable Debt Balance or Assumed Base Value, provided that, with the prior written consent of the Policy Provider, if the amount calculated pursuant to clause (y) exceeds the amount calculated pursuant to clause (x), hull insurance (including hull war risks insurance) for each Aircraft may be maintained for a lesser amount, but in no event less than 105% of the Assumed Base Value adjusted to account for the half-life condition of such Aircraft. Spare engines and parts, if any, shall be insured on the basis of their “replacement cost”.”

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1.03          Annex 2 (Concentration Limits) shall be amended by adding the following language:

Undesignated & Prohibited Countries Limits

Number of Aircraft in Portfolio	Maximum Percentage of combined Undesignated & Prohibited Countries (in the aggregate)
More than 15 Aircraft	25%
15 or fewer Aircraft	33%

For the purposes of calculating the Maximum Percentage of combined Undesignated & Prohibited Countries (in the aggregate), (i) the numerator in such calculation shall disregard each Aircraft for which 20 years or more have elapsed between the date of such calculation and the date of manufacture or delivery of such Aircraft, and (ii) the denominator in such calculation shall disregard each Aircraft for which 20 years or more have elapsed between the date of such calculation and the date of manufacture or delivery of such Aircraft, provided that such Aircraft is on lease to a lessee that is habitually based or domiciled in an Undesignated or Prohibited country.

Notwithstanding anything to the contrary set forth in Section 5.03(a) of the Indenture, in no event may the Maximum Percentage of combined Undesignated & Prohibited Countries (in the aggregate) set forth under “Undesignated & Prohibited Countries Limits” be exceeded in connection with the entrance into any new Lease with a new Lessee (but, for the avoidance of doubt, not if entering into any renewal, extension or other modification of an existing Lease with the current Lessee of such Aircraft) except with the consent of (i) the Policy Provider and (ii) Holders (as defined in the Indenture) of a majority of the Outstanding Principal Balance of the Notes on the date of any vote of such Holders (voting as a single class).

For the avoidance of doubt, the restrictions set forth under “Undesignated & Prohibited Countries Limits” shall not apply to sales or dispositions permitted pursuant to, and effected in accordance with, Section 5.02(g) of the Indenture.

Section 2.                Miscellaneous.

2.01          Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

2.02          Captions. Captions and section headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Amendment.

2.03          Counterparts. This Amendment may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Amendment by signing any such counterpart. The terms and conditions of this Amendment shall be, and be deemed to be, part of the terms and conditions of the Servicing Agreement for any and all purposes.

2.04          Governing Law. This Amendment shall be deemed a contract under the State of New York and for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective officers as of the day and year first above written.

BABCOCK & BROWN AIR FUNDING I LIMITED, as the Company

By:
Name:
Title:

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BBAM AIRCRAFT MANAGEMENT LP, as the Servicer

By:
Name:
Title:

BBAM AIRCRAFT MANAGEMENT (EUROPE) LIMITED, as the Servicer

By:
Name:
Title:

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AMBAC ASSURANCE CORPORATION, as the Policy Provider

By:
Name:
Title:

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